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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                            HOME STATE HOLDINGS, INC.
                                (Name of Issuer)

                                  COMMON STOCK

                         (Title of Class of Securities)

                                   437368 10 3
                                 (CUSIP Number)


                               Howard E. Steinberg
                    Senior Vice President and General Counsel
                     Reliance Financial Services Corporation
                                Park Avenue Plaza
                               55 East 52nd Street
                            New York, New York 10055

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 OCTOBER 4, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Exhibit Index is located on page 13.
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                                  SCHEDULE 13D

CUSIP NO.  437368 10 3

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  RELIANCE FINANCIAL SERVICES CORPORATION
                  IRS EMPLOYER'S IDENTIFICATION NO.:  51-0113548

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) /X/
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3   SEC USE ONLY

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4   SOURCE OF FUNDS*

    WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or (e)                                                     /X/

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
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                  7  SOLE VOTING POWER

                     620,251 SHARES OF COMMON STOCK
     SHARES       --------------------------------------------------------------
  BENEFICIALLY    8  SHARED VOTING POWER
    OWNED BY
      EACH            0 SHARES OF COMMON STOCK
    REPORTING     --------------------------------------------------------------
     PERSON       9  SOLE DISPOSITIVE POWER
      WITH
                     620,251 SHARES OF COMMON STOCK
                  --------------------------------------------------------------
                  10 SHARED DISPOSITIVE POWER

                     0 SHARES OF COMMON STOCK
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         620,251 SHARES OF COMMON STOCK
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.9%**
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14  TYPE OF REPORTING PERSON*

         HC
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*   SEE INSTRUCTIONS BEFORE FILLING OUT!

**  Based on 5,660,000 shares of Common Stock outstanding as of October 4, 1996.
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         The following information is filed by Reliance Financial Services
Corporation ("Reliance Financial") relating to the ownership by its subsidiaries of the class of securities listed on the cover of this Schedule 13D.

Item 1.  Security and Issuer

        This statement relates to the Common Stock, $0.01 par value ("Common Stock"), of Home State Holdings, Inc., a corporation organized under the laws of the State of Delaware (the "Company"). The principal executive offices of the Company are located at Three South Revmont Drive, Shrewsbury, New Jersey 07702.

Item 2.  Identity and Background

        This statement is filed by Reliance Financial, which owns all of the common stock of Reliance Insurance Company, a Pennsylvania corporation ("RIC"). RIC and its property and casualty insurance subsidiaries and its title insurance subsidiaries are principally engaged in the business of underwriting a broad range of standard commercial and specialty commercial lines of property and casualty insurance, as well as title insurance. All of the capital stock of Reliance Financial is owned by Reliance Group Holdings, Inc., a Delaware corporation ("RGH").

        Approximately 45% of the common voting stock of RGH is owned by Saul P. Steinberg, members of his family and affiliated trusts. As a result of his stockholdings in RGH, Saul P. Steinberg may be deemed to control RGH.

        The principal executive offices of each of Reliance Financial and RGH are located at Park Avenue Plaza, 55 East 52nd Street, New York, New York 10055.

        The names, addresses and principal occupations of the directors and executive officers of Reliance Financial, all of whom are United States citizens, are as follows:

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                                        POSITION WITH RELIANCE
                                        FINANCIAL AND PRINCIPAL
NAME AND BUSINESS ADDRESS               OCCUPATION
-------------------------               -----------------------
Saul P. Steinberg                       Chairman of the Board, Chief
Reliance Group Holdings, Inc.           Executive Officer and
Park Avenue Plaza                       Director, Reliance Financial
New York, New York 10055                and RGH

Robert M. Steinberg                     President, Chief Operating
Reliance Group Holdings, Inc.           Officer and Director, Reliance
Park Avenue Plaza                       Financial and RGH; Chairman of
New York, New York 10055                the Board and Chief Executive
                                        Officer, RIC

George E. Bello                         Executive Vice President,
Reliance Group Holdings, Inc.           Controller and Director,
Park Avenue Plaza                       Reliance Financial and RGH
New York, New York 10055

Lowell C. Freiberg                      Senior Vice President, Chief
Reliance Group Holdings, Inc.           Financial Officer and
Park Avenue Plaza                       Director, Reliance Financial
New York, New York 10055                and RGH

Henry A. Lambert                        Senior Vice President--Real
Reliance Group Holdings, Inc.           Estate Investments and
Park Avenue Plaza                       Operations, Reliance Financial
New York, New York 10055                and RGH; President and Chief
                                        Executive Officer, Reliance
                                        Development Group, Inc.

Dennis J. O'Leary                       Senior Vice President--Taxes,
Reliance Group Holdings, Inc.           Reliance Financial and RGH
Park Avenue Plaza
New York, New York 10055

Philip S. Sherman                       Senior Vice President--Group
Reliance Group Holdings, Inc.           Controller, Reliance Financial
Park Avenue Plaza                       and RGH
New York, New York 10055
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                                        POSITION WITH RELIANCE
                                        FINANCIAL AND PRINCIPAL
NAME AND BUSINESS ADDRESS               OCCUPATION
-------------------------               -----------------------
Bruce L. Sokoloff                       Senior Vice President--
Reliance Group Holdings, Inc.           Administration, Reliance
Park Avenue Plaza                       Financial and RGH
New York, New York 10055

Howard E. Steinberg, Esq.               Senior Vice President, General
Reliance Group Holdings, Inc.           Counsel and Corporate
Park Avenue Plaza                       Secretary, Reliance Financial
New York, New York 10055                and RGH

James E. Yacobucci                      Senior Vice President--
Reliance Insurance Company              Investments and Director,
Park Avenue Plaza                       Reliance Financial, RGH and
New York, New York 10055                RIC

George R. Baker                         Director, Reliance Financial
WMS Industries                          and RGH; Corporate
3401 North California Avenue            Director/Advisor various
Chicago, Illinois 60618                 business enterprises

Dennis A. Busti                         Director, Reliance Financial
Reliance National                       and RGH; President and Chief
Risk Specialists, Inc.                  Executive Officer, Reliance
77 Water Street                         National Risk Specialists,
New York, New York 10005                Inc.

Dr. Thomas P. Gerrity                   Director, Reliance Financial
The Wharton School                      and RGH; Dean, the Wharton
University of Pennsylvania              School of the University of
Steinberg Hall-Dietrich Hall            Pennsylvania
3620 Locust Walk
Philadelphia, PA 19104

Jewell J. McCabe                        Director, Reliance Financial
Jewell Jackson McCabe                   and RGH; President, Jewell
Associates                              Jackson McCabe Associates,
50 Rockefeller Plaza                    consultants specializing in
Suite 46                                strategic planning and
New York, New York 10020                communications
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                                        POSITION WITH RELIANCE
                                        FINANCIAL AND PRINCIPAL
NAME AND BUSINESS ADDRESS               OCCUPATION
-------------------------               -----------------------
Irving Schneider                        Director, Reliance Financial
Helmsley-Spear, Inc.                    and RGH; Executive Vice
60 East 42nd Street                     President, Helmsley-Spear,
New York, New York 10165                Inc., a real estate management
                                        corporation

Bernard L. Schwartz                     Director, Reliance Financial
Loral Space & Communications            and RGH; Chairman of the
  Ltd.                                  Board, Chief Executive
600 Third Avenue                        Officer, Loral Space &
New York, New York 10016                Communications Ltd., a defense
                                        electronics and communications
                                        corporation; Chairman of the
                                        Board, Chief Executive
                                        Officer, Globalstar
                                        Telecommunications, Ltd.

Richard E. Snyder                       Director, Reliance Financial
c/o Golden Books Family                 and RGH; Chairman & C.E.O. of
  Entertainment, Inc.                   Golden Books Family
850 Third Avenue                        Entertainment, Inc.
New York, New York 10022

Thomas J. Stanton, Jr.                  Director, Reliance Financial
240 South Mountain Avenue               and RGH; Chairman Emeritus of
Montclair, New Jersey 07042             National Westminster Bank NJ


        Neither Reliance Financial nor, to the best of Reliance Financial's knowledge, any of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or, except as set forth below, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or
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state securities laws or finding any violation with respect to such laws.

        On February 17, 1994, in settlement of an administrative proceeding concerning the accounting treatment for certain transactions in 1986 in the fixed income portfolio of RIC without admitting or denying the allegations against it, RGH agreed to entry of an order by the Securities and Exchange Commission that RGH cease and desist from committing or causing any violation, and from committing or causing any future violation of, Section 13(a) of the Securities Exchange Act of 1934, as amended, and Rules 13a-1 and 13a-3 thereunder.


Item 3.  Source and Amount of Funds or Other Consideration

        RIC entered into a Securities Purchase Agreement (the "Securities Purchase Agreement"), dated October 4, 1996 (a copy of which is attached hereto as Exhibit 1), by and among the Company, RIC and Swiss Reinsurance America Corporation, a corporation organized under the laws of the State of New York ("Swiss Re").

        Pursuant to the Securities Purchase Agreement, on October 4, 1996 RIC acquired for an aggregate cash purchase price of $5,000,000 (i) 5,000 shares
(the "Preferred Shares") of the Company's Series A Cumulative Voting Preferred Stock, $0.01 par value (the "Preferred Stock") and (ii) Class A Warrants (the "Warrants") evidenced by the Warrant Certificate attached hereto as Exhibit 2 entitling RIC to purchase an aggregate of up to 700,000 shares of Common Stock (subject to adjustment as provided in the Warrants and the limitation described in the immediately subsequent sentence) at an exercise price of $9.50 per share. Notwithstanding the foregoing, RIC is prohibited by the terms of the Warrants from exercising its rights to purchase Common Stock under the Warrants to the extent such exercise would result, directly or indirectly, in RIC and its affiliates owning, controlling or being entitled to own shares of capital stock that, in the aggregate, represent ten percent (10%) or more of (i) of the voting rights of all of the then outstanding shares of capital stock of the Company or (ii) the then outstanding shares of Common Stock of the Company.
Based on the Company's representations in the Securities Purchase Agreement, on October 4, 1996, there were 5,660,000 outstanding shares of Common Stock of the Company, and
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accordingly, the Warrants held by RIC were exercisable for an aggregate total of
620,251 shares of Common Stock representing approximately 9.9% of the Common Stock. The number of shares of Common Stock deliverable upon exercise of the Warrants, and the exercise price thereof, are subject to adjustment as provided in the Warrants.

        The funds used by RIC to pay the purchase price for the Preferred Shares and Warrants came from working capital of RIC available for investment.

        The Securities Purchase Agreement which is attached hereto as Exhibit 1 and the Form of Warrant which is attached hereto as Exhibit 2 are incorporated by reference and qualify the descriptions above.


Item 4.  Purpose of Transaction

        The Preferred Shares and Warrants were acquired by RIC for investment purposes and not with the purpose of changing control of the Company.

        In connection with, and as a condition to, the acquisition of the Preferred Shares and Warrants the following agreements relating to or bearing upon such securities were executed and delivered by RIC:

        A Stockholders' Agreement (the "Stockholders' Agreement") dated as of October 4, 1996 (a copy of which is attached hereto as Exhibit 3) by and among the Company, RIC, Swiss Re, Herrick Partners, L.P., a Delaware limited partnership ("Herrick Partners'), Michael H. Monier ("Mr. Monier") and Edward D. Herrick ("Mr. Herrick") pursuant to which, among other things, (i) Swiss Re has the right to designate an individual to serve as a Director of the Company for so long as its holds shares of Preferred Stock, (ii) the parties have agreed to vote in favor of the election of the individual designated by Swiss Re as a Director of the Company, (iii) each of RIC and Swiss Re has the right, upon the occurrence of a Redemption Default (as defined in the Stockholders' Agreement), to designate an individual to serve as a Director of the Company, (iv) the parties to the Stockholders' Agreement have agreed to vote in favor of the
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election of any individual designated by RIC and/or Swiss Re as a Dirctor of the Company after a Redemption Default, and (v) the parties have agreed to vote in favor of amending the Certificate of Incorporation of the Company (as contemplated in the Securities Purchase Agreement and as described below).

        A Registration Rights Agreement (the "Registration Rights Agreement") dated as of October 4, 1996 (a copy of which is attached hereto as Exhibit 4) by and among the Company, RIC and Swiss Re, pursuant to which RIC and Swiss Re have been granted certain registration rights with respect to the shares of Common Stock obtainable upon conversion or exercise of the Warrants.

        In addition to the foregoing, Robert Abidor, a former executive of the Company and a holder of 8.55% of the Common Stock, agreed with RIC and Swiss Re, by letter agreement (the "Abidor Agreement") dated October 4, 1996 (a copy of which is attached hereto as Exhibit 5) to vote all shares of Common Stock which he holds or over which he exercises discretionary voting authority in favor of amending the Certificate of Incorporation (as contemplated in the Securities Purchase Agreement and as described below).

        The Securities Purchase Agreement requires the Company to present at the next annual stockholders' meeting, for a vote by the stockholders, certain proposed amendments to the Certificate of Incorporation of the Company. Such amendments would facilitate the election of those Directors which may be designated by RIC and Swiss Re by, among other things, (i) providing for an increase in the size of the Company's Board of Directors to not less than eight
(8) nor more than ten (10) members,(ii) permitting class voting, (iii) permitting the removal of Directors without cause, (iv) providing that the holders of Preferred Stock voting as a class shall be entitled to elect one Director to the Company's Board of Directors and (v)providing that in the event of a Redemption Default the holders of Preferred Stock voting as a class shall be entitled to elect two directors to the Company's Board of Directors. The parties to the Stockholders' Agreement and Mr. Abidor have agreed to vote all of their respective shares in favor of the proposed amendments.

        The response to Item 3 is incorporated herein by reference. The Stockholders' Agreement which is attached hereto as Exhibit 3, the Registration Rights Agreement which is attached hereto as Exhibit 4 and the Abidor
Agreement which is attached hereto as Exhibit 5 are incorporated herein by reference.
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Item 5.  Interest in Securities of the Company

        RIC directly owns (i) 5,000 shares of Preferred Stock and (ii) Warrants to purchase up to 700,000 shares of the Company's Common Stock (subject to adjustment as provided in the Warrants and the limitation described in Item 3 hereof).

        As of October 4, 1996, the Common Stock beneficially owned by RIC pursuant to the Warrants, totalled approximately 620,251 shares and comprised approximately 9,9% of the outstanding Common Stock. The number of shares of Common Stock obtainable upon exercise in full of the Warrants is subject to adjustment as provided in the Warrants and the limitations described in Item 3 hereof.

        The terms of the Stockholders' Agreement could be deemed to provide for an agreement among the parties thereto to act together for the purpose of voting equity securities of the Company within the meaning of Rule 13(d)(5) under the Securities Exchange Act of 1934, as amended (the "Act"). Accordingly, the parties thereto could be deemed to be members of a "group" and could be deemed to be beneficial owners of all of the securities of the Company held by such group. RIC denies the existence of such a group and disclaims beneficial ownership of the securities of the Company held by any person other than by RIC.

        Except as reported in Item 4 hereof, there have been no reportable transactions with respect to the Common Stock within the last 60 days by RIC and persons named in Item 2 hereof.

        The response to Item 4 is incorporated herein by reference.



Item 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to the Securities of the Issuer

        Except as herein disclosed, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the
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Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits


    Exhibit 1         Securities Purchase Agreement,
                      dated as of October 4, 1996, by
                      and among the Company, RIC and
                      Swiss Re

    Exhibit 2         Form of Warrant Certificate
                      issued to RIC

    Exhibit 3         Stockholders' Agreement, dated
                      as of October 4, 1996, by and
                      among the Company, RIC, Swiss
                      Re, Mr. Herrick, Herrick
                      Partners and Mr. Monier

    Exhibit 4         Registration Rights Agreement,
                      dated as of October 4, 1996, by
                      and among the Company, RIC and
                      Swiss Re

    Exhibit 5         Letter Agreement, dated
                      October 4, 1996, executed by
                      Robert Abidor in favor of RIC
                      and Swiss Re
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                                    SIGNATURE


        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October 15, 1996



                RELIANCE FINANCIAL SERVICES CORPORATION



                By:    /s/ James E. Yacobucci
                    ---------------------------------------------
                    Name:  James E. Yacobucci
                    Title: Senior Vice President--Investments
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                                LIST OF EXHIBITS



    Exhibit 1         Securities Purchase Agreement,
                      dated as of October 4, 1996, by
                      and among the Company, RIC and
                      Swiss Re

    Exhibit 2         Form of Warrant Certificate
                      issued to RIC

    Exhibit 3         Stockholders' Agreement, dated
                      as of October 4, 1996, by and
                      among the Company, RIC, Swiss
                      Re, Mr. Herrick, Herrick
                      Partners and Mr. Monier

    Exhibit 4         Registration Rights Agreement,
                      dated as of October 4, 1996, by
                      and among the Company, RIC and
                      Swiss Re

    Exhibit 5         Letter Agreement, dated
                      October 4, 1996, executed by
                      Robert Abidor in favor of RIC
                      and Swiss Re